Form 11-K

                      SECURITY AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 1993

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                         to


Commission file number 1-10793


A.	Full title of the plan and the address of the plan, if
   different from that of the issuer named below:

   Holiday Rambler Corporation Employees' Retirement Plan
                     65528 State Road 19
                   Wakarusa, Indiana 46573


B.	Name of issuer of the securities held pursuant to the plan
   and the address of its principal executive office:

                     Harley-Davidson, Inc.
                    3700 West Juneau Avenue
                   Milwaukee, Wisconsin 53208






                             REQUIRED INFORMATION



1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Holiday Rambler Corporation Employees' Retirement Plan
   (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
- - - --------
24.	Consent of Independent Auditors







                               SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 					Holiday Rambler Corporation
                                 					Employees' Retirement Plan


Date:  June 27, 1994                      By: /S/ John H. Campbell, Jr.
                                        							John H. Campbell, Jr.
                                        							Member of the Retirement
							                                        Plan Committee



                         Holiday Rambler Corporation
                         Employees' Retirement Plan

                            Financial Statements
                         and Supplemental Schedules

                   Years ended December 31, 1993 and 1992


                                 Contents

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . 5

Financial Statements

Statements of Net Assets Available for Plan Benefits . . . . . . . . . . 6
Statements of Changes in Net Assets Available for Plan
  Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . 10

Supplemental Schedules

Assets Held for Investment . . . . . . . . . . . . . . . . . . . . . .  15
Transactions or Series of Transactions in Excess of 5
  Percent of the Current Value of Plan Assets . . . . . . . . . . . . . 16














                        Report of Independent Auditors

Holiday Rambler Corporation
  Employees' Retirement Plan Committee

We have audited the accompanying statements of net assets available for plan benefits of Holiday Rambler Corporation Employees' Retirement Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5 percent of the current value of the plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                              ERNST & YOUNG

Milwaukee, Wisconsin
May 20, 1994

                          Holiday Rambler Corporation
                          Employees' Retirement Plan
                           Statement of Net Assets
                          Available for Plan Benefits
                              December 31, 1993

                                                                                               										       Harley-
                                          						Diversified		                     Growth  		                Davidson, Inc.   Inter-
	                                             					Equity        	MaGic+  	       Equity       Balanced 	       Common      national
                               					Total  	        Fund        	  Fund            Fund   	      Fund 	       Stock Fund  	   Fund
                                    -----       -----------       ------          ------       --------     --------------  --------
   ASSETS
Investments:
	Investments in securities of
		unaffiliated issuers, at
		fair value (Note 3):
			Common trust funds	           $17,822,417     $3,229,106     $ 8,745,394     $3,389,118     $2,369,670     $   83,118     $6,011

Investments in securities of
	affiliated issuers, at fair
	value (Note 6):
		Harley-Davidson, Inc.
		Common Stock	                    8,906,631             	- 	             -             	- 	            -     	8,906,631 	        -

Investments other than
	securities (Note 4):
		Guaranteed investment
			contracts, at contract
			value	                          2,500,000 	            - 	     2,500,000    	         - 	            - 	            - 	        -
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
Total investments	                29,229,048     	3,229,106 	    11,245,394     	3,389,118     	2,369,670 	    8,989,749      6,011

Interest receivable                  167,283             	9 	       167,267 	            4 	            3              - 	        -
Cash	                                 12,447 	        1,369          	    -          3,277 	        1,790 	            -      6,011
Participant contributions
	receivable 	                         28,277 	        3,288 	        11,663 	        2,952 	        2,316 	        8,058 	        -
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
Total Assets	                     29,437,055     	3,233,772     	11,424,324 	    3,395,351      2,373,779     	8,997,807 	   12,022

   LIABILITIES
Accounts payable                      33,383 	        9,835 	             -          1,990 	        1,790 	       13,757 	    6,011
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
Net assets available for
plan benefits	                   $29,403,672     $3,223,937     $11,424,324     $3,393,361     $2,371,989     $8,984,050     $6,011
                                 ===========     ==========     ===========     ==========     ==========     ==========     ======

See accompanying notes.

                         Holiday Rambler Corporation
                         Employees' Retirement Plan

                          Statements of Net Assets
                         Available for Plan Benefits
                             December 31, 1992

	                                                                            									                         Harley-
 	                                        					Diversified                     	Growth   		                Davidvson, Inc.
                                           						Equity        	 MaGic+         Equity  	     Balanced 	        Common
                              					Total  	        Fund    	      Fund       	   Fund    	       Fund   	      Stock Fund
                                   -----       -----------       ------         ------        --------     ---------------
    ASSETS
Investments:
	Investments in securities of
		unaffiliated issuers, at
		fair value (Note 3):
			Common trust funds	         $16,961,738     $2,936,630     $ 8,649,676     $3,056,368     $2,320,002     $     (938)

Investments in securities of
	affiliated issuers, at fair
	value (Note 6):
		Harley-Davidson, Inc.
		Common Stock                  	5,549,876              -               -              -              -      5,549,876

Investments other than
	securities (Note 4):
		Guaranteed investment
			contracts, at contract
			value                      	  2,800,000	             -	      2,800,000	             -	             -	             -
                               -----------     ----------     -----------     ----------     ----------     ----------
Total investments              	25,311,614     	2,936,630      11,449,676     	3,056,368     	2,320,002     	5,548,938

Interest receivable                184,992             	4        	184,675             	9           	281            	23

Contributions receivable:
	Company	                          355,571        	41,344        	143,767        	47,281       	 36,255        	86,924
	Participants	                      59,478	         7,514	         25,531	         7,954	         6,143	        12,336
                               -----------     ----------     -----------     ----------     ----------     ----------
                          					    415,049	        48,858	        169,298	        55,235	        42,398	        99,260
                               -----------     ----------     -----------     ----------     ----------     ----------
Net assets available for
plan benefits	                 $25,911,655     $2,985,492     $11,803,649     $3,111,612     $2,362,681     $5,648,221
                               ===========     ==========     ===========     ==========     ==========     ==========

See accompanying notes.

                         Holiday Rambler Corporation
                          Employees' Retirement Plan
                       Statement of Changes in Net Assets
                         Available for Plan Benefits
                             December 31, 1993

                                                                                            										          Harley-
                                           						Diversified		                     Growth  		               Davidson, Inc.   Inter-
                                              						Equity         	MaGic+  	      Equity      Balanced   	     Common      national
				                                	Total  	        Fund         	  Fund   	       Fund   	     Fund   	     Stock Fund  	   Fund
                                     -----       -----------        ------         ------      --------     --------------  --------
Additions:
	Investments income:
		Net appreciation in fair
			value of investments
			(Note 3):	                    $ 2,789,929     $	 333,926    	$   555,856     $  418,781    	$  193,380    	$1,287,986 	        -
		Interest and dividends	            298,059 	        5,286       	 253,872 	        4,064 	        9,426 	       25,411 	        -
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
 	Net investment income	           3,087,988       	339,212        	809,728 	      422,845       	202,806 	    1,313,397          -

	Participant contributions	        2,472,539      	 267,811 	       841,512        363,098 	      198,021 	      796,086 	    6,011
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
                                   5,560,527       	607,023      	1,651,240       	785,943 	      400,827    	 2,109,483      6,011

Deductions:
	Benefit and withdrawal
		payments                       	(1,926,388)     	(242,066)      	(923,731)     	(205,470)    	 (180,244)    	 (374,877)         -
	Administrative expenses           	(142,122)      	(16,116)       	(56,311)      	(18,229)       (11,756)      	(39,710)         -
	Net transfers in (out)	                   -      	(110,396)    	(1,050,523)    	 (280,495)     	(199,519)    	1,640,933 	        -
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
                                  (2,068,510)    	 (368,578)    	(2,030,565)      (504,194)      (391,519)     1,226,346 	        -

Net increase (decrease)           	3,492,017 	      238,445   	    (379,325)      	281,749         	9,308 	    3,335,829     	6,011

Net assets available for
	plan benefits at
	beginning of year	               25,911,655    	 2,985,492    	 11,803,649     	3,111,612 	    2,362,681 	    5,648,221 	        -
                                 -----------     ----------     -----------     ----------     ----------     ----------     ------
Net assets available for
	plan benefits at
	end of year	                    $29,403,672     $3,223,937     $11,424,324     $3,393,361     $2,371,989     $8,984,050     $6,011
                                 ===========     ==========     ===========     ==========     ==========     ==========     ======



See accompanying notes.

                         Holiday Rambler Corporation
                         Employees' Retirement Plan
                      Statement of Changes in Net Assets
                         Available for Plan Benefits
                             December 31, 1992

                                                                                                										         Harley-
                                               						Diversified	                     	Growth 		                Davidson, Inc.
                                                  						Equity          	MaGic+ 	      Equity 	      Balanced 	     Common
                                    					Total  	        Fund   	         Fund  	       Fund  	        Fund   	   Stock Fund
                                         ------     -------------        ------        ------        --------   --------------
Additions:
	Investments income:
	 Net appreciation in fair
			value of investments
			(Note 3):                        	$ 2,837,346    	$  224,178    	$    82,776 	   $  435,653     $  186,098  	  $1,908,641
		Interest and dividends	                836,854    	        46    	    809,400 	           49 	       25,785 	        1,574
                                     -----------     ----------     -----------     ----------     ----------     ----------
	Net investment income                	3,674,200       	224,224        	892,176 	      435,702       	211,883 	    1,910,215

	Contributions:
		Company	                               355,571        	41,344        	143,767 	       47,281         36,255 	       86,924
		Participants	                        2,249,506    	   313,470 	       956,623 	      335,356	       281,516 	      362,541
                                     -----------     ----------     -----------     ----------     ----------     ----------
                                       6,279,277       	579,038      	1,992,566 	      818,339       	529,654     	2,359,680

Deductions:
	Benefit and withdrawal
		payments	                           (3,580,709)     	(446,762)    	(2,204,539)     	(360,238)     	(418,378)     	(150,792)
	Administrative expenses               	(148,058)      	(19,882)       	(72,579)      	(18,185)       (17,491)      	(19,921)
	Net transfers in (out)	                       - 	     (791,823)	      (459,140)	       38,285 	     (360,640)	    1,573,318
                                     -----------     ----------     -----------     ----------     ----------     ----------
                                      (3,728,767)   	(1,258,467)   	 (2,736,258)	     (340,138)  	   (796,509)	    1,402,605
                                     -----------     ----------     -----------     ----------     ----------     ----------
Net increase (decrease)	               2,550,510       (679,429)      	(743,692)      	478,201       (266,855)     3,762,285
                                     -----------     ----------     -----------     ----------     ----------     ----------
Net assets available for
	plan benefits at
	beginning of year	                   23,361,145   	  3,664,921 	    12,547,341     	2,633,411 	    2,629,536 	    1,885,936
                                     -----------     ----------     -----------     ----------     ----------     ----------
Net assets available for
	plan benefits at
	end of year                        	$25,911,655     $2,985,492 	   $11,803,649     $3,111,612     $2,362,681     $5,648,221
                                     ===========     ==========     ===========     ==========     ==========     ==========


See accompanying notes.

                         Holiday Rambler Corporation
                         Employees' Retirement Plan

                        Notes to Financial Statements

                             December 31, 1993


1. Plan Description

General

The Holiday Rambler Corporation Employees' Retirement Plan (the
Plan) is a contributory defined contribution plan that covers substantially all employees of Holiday Rambler Corporation (the Company), which is a wholly owned subsidiary of Harley Davidson, Inc. Participants should refer to the Plan document for a complete description of the Plan.

Company and Participant Contributions

Participants may elect to have up to 16%, up to a limit of $8,994, of their compensation contributed to the Plan on a tax-deferred basis under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and earnings thereon until they are withdrawn from the Plan by the participant.

Matching Company contributions are made equal to 100% of the participant deferral contributions up to 3% of participant compensation, net of forfeitures, provided the Company is not in a negative retained earnings position. In the event the Company has negative retained earnings, the Company, at its discretion, may make a matching employer contribution in such amounts as the Company shall determine. The Company, at its discretion, also may make matching contributions in excess of 3% of participant compensation for any plan year in which the Company has net income.

Allocation to Participant Accounts

Separate account balances are maintained for each participant and adjusted periodically for the following:

(a)	Monthly for Company and participant contributions.

(b)	Monthly for benefit and withdrawal payments.

(c)	Monthly for investment fund earnings in proportion to the
    separate account balances as of the current month-end.


1. Plan Description (continued)

Vesting

Participants eligible to participate prior to January 1, 1991, are vested 100% in the balance of their account attributable to Company contributions. Participants eligible to participate on or after January 1, 1991, vest 20% per year of service in the balance of their account attributable to Company contributions. Participants are always 100% vested in the balance of their account attributable to their contributions.

Forfeitures are used to reduce Company contributions. There were no forfeitures in 1993 or 1992.

Withdrawals

Upon normal retirement at or after age 65; death or disability, if earlier; or termination of employment (regarding vested benefits), the balance in the participant's account is paid to the participant or the participant's beneficiary either in a lump sum, in installments over a fixed period, or by transfer to another qualified plan.

Investment Provisions

In accordance with Plan provisions, participants may direct their contributions, and the corresponding Company contributions, to be invested in any of the following funds
(either solely in one fund or in a combination of funds): MaGic+
Fund, Diversified Equity Fund, Growth Equity Fund, Balanced
Fund, International Fund, and Harley-Davidson, Inc. Common Stock Fund.

Administrative Expenses

The Plan pays for substantially all of the Plan's administrative expenses. Expenses not paid by the Plan are paid by the Company.

Income Tax Status

The Internal Revenue Service informed the Company on February 14, 1986, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). As such, the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Company has filed for an income tax determination letter with the Internal Revenue Service for subsequent plan amendments. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

2. Summary of Significant Accounting Policies

Investments

Investments in common trust funds are valued at fair value, determined by using the quoted redemption prices reported by the trustee on the last business day of the year. The Plan's investment in Harley-Davidson, Inc. common stock is valued at fair value by using its quoted market price reported on the last business day of the year. Certificates of deposit are valued at par value, which approximates cost.

Guaranteed investment contracts are valued at contract value as reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and expenses.

Contributions

Participant contributions are recorded in the period the participant incurs the salary reduction. Company contributions are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

3. Investments

The Plan's investments, except for its unallocated insurance contracts (see Note 4), are held by Society National Bank, Indiana (the Trustee) and Society Trust Company, N.A. under a trust agreement effective October 21, 1985. During 1993 and 1992, investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (as determined by reference to quoted market prices as discussed in Note 2):

                                         						Net Appreciation in Fair Value
                                              						Year ended December 31
	                                                       1993        1992
                                                        ----        ----
Common trust funds		                                $1,501,943  $  928,705
Harley-Davidson, Inc. common stock	                  1,287,986 	 1,908,641
                                                    ----------  ----------
					                                               $2,789,929  $2,837,346
                                                    ==========  ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                  				  		December 31
		                                                  			1993        1992
                                                       ----        ----
Common trust funds:
Society Retirement Trust
    MAGIC Fund			                                   $8,745,394  $8,907,547
Society Employee Benefits - Value
    Stock Fund			                                    3,221,256   3,905,850
Society Employee Benefits -
    Balanced Fund                                    2,369,670           -
Society Employee Benefits - Special
    Value Fund                                       3,295,501           -
Society Employee Benefits - Small
    Capitalization Value Fund                                -   3,266,228


Harley-Davidson, Inc. common stock	                  8,906,631   5,549,876

4. Insurance Company Contracts

The contract values of insurance company contracts owned by the
Plan are summarized as follows:
                                                      						December 31
                                                    					1993       	1992
                                                         ----        ----
Guaranteed investment contracts:
  Confederated Life, due
    May 25, 1993, 9.4%	                            $        -    $  300,000
  Confederated Life, due
    March 22, 1994, 10.05%	                         1,000,000     1,000,000
  John Alden Life, due
    July 11, 1994, 8.75%                              500,000       500,000
  Hartford Life, due March 23, 1995, 10%	             500,000       500,000
  John Alden Life, due
    May 16, 1996, 9.38%                           	   500,000	      500,000
                                                   ----------    ----------
                                              					$2,500,000    $2,800,000
                                                   ==========    ==========

The guaranteed investment contracts are subject to restrictions on early withdrawal that include varying early withdrawal penalties.

5. Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his account.

6. Transactions with Parties-In-Interest

The following Harley-Davidson, Inc. common stock transactions occurred during the years ended December 31, 1993 and 1992:

                                                 					1993     	1992
                                                      ----      ----
Shares held at beginning of year                    147,505    41,952
Shares purchased	                                   	72,609   	68,902
Shares received in stock split                           	-   	42,770
Shares sold	                                      		(14,685)  	(5,187)
Distributions and other	                             (3,579)	    (932)
                                                    -------   -------
Shares held at end of year	                         201,850  	147,505
                                                    =======   =======

All purchase and sale transactions were executed at market value on the transaction dates. The Plan received dividends of $23,720 on common stock in 1993. The Plan did not receive any dividends on the common stock in 1992.










Supplemental Schedules

                          Holiday Rambler Corporation
                           Employees' Retirement Plan

                           Assets Held for Investment

                              December 31, 1993

                              				           	                 	Current
			Description	                      Shares        	Cost       	 Value
                                     ------         ----        -------
Unaffiliated issuers:
	Common trust funds:
		Society Employee Benefits-
			Value Stock Fund	                  318,936    $ 3,189,737  $ 3,221,256
		Society Retirement Trust-
			MAGIC Fund	                      8,117,104      8,146,987    8,745,394
		Society Employee Benefits-
			Balanced Fund	                     230,494     	2,365,960   	2,369,670
		Society Employee Benefits-
			Small Capitalization Value Fund	   320,263       	100,525      	93,014
		Society Employee Benefits-
			International Fund                    	496         	6,011       	6,011
		Society Employee Benefits-
			Money Market Fund                  	91,571        	91,571      	91,571
		Society Employee Benefits-
			Special Value Fund	                  9,301     	3,202,857   	3,295,501

Affiliated issuer:
	Harley-Davidson, Inc. Common Stock	  201,850   	  5,478,123	   8,906,631
                                                 -----------  -----------
Total securities	                                	22,581,771  	26,729,048

Guaranteed investment contracts:
	Confederated Life, due
		March 22, 1994, 10.05%	           1,000,000     	1,000,000   	1,000,000
	John Alden Life, due
		July 11, 1994, 8.75%               	500,000       	500,000     	500,000
	Hartford, due March 22, 1995, 10%   	500,000       	500,000     	500,000
	John Alden Life, due
		May 16, 1996, 9.38%                	500,000   	    500,000	     500,000
                                                 -----------  -----------
					                                           	  2,500,000	   2,500,000
                                                 -----------  -----------
	Total Investments	                             	$25,081,771 	$29,229,048
                                                 ===========  ===========

                        Holiday Rambler Corporation
                        Employees' Retirement Plan

     Transactions or Series of Transactions in Excess of 5 Percent
                  of the Current Value of Plan assets

                      Year ended December 31, 1993


                             					Number of    	Number of           	Cost of    	   Proceeds
                              					Purchase      	Sales            	Purchases   	  From Sales   	      Cost of          Gain
Description                     	Transactions 	Transactions      During the Year 	During the Year 	    Sales**      	On Disposals**
                                 ------------  ------------      ---------------  ---------------      -------       --------------
Category(iii)--Series of transactions:
	Society Employee Benefits-
		Money Market Fund                   	242         	258           	$10,368,472* 	   $10,381,323*    $10,381,323               -
	Society Retirement Trust-
		MAGIC Fund	                           58          	42             	1,520,197        2,195,500      	2,195,500               -
	Society Employee Benefits
		Balanced Fund                        	77          	77             	6,493,429*   	   6,272,357*  	   5,801,194     	   471,163
	Society Employee Benefits-
		Value Stock Fund	                     57          	28             	3,746,729*   	   3,792,884* 	    2,562,814   	   1,230,070
	Society Employee Benefits-
		Small Capitalization
		Value Fund	                           46          	28               	462,177    	   3,746,173*      2,638,690       1,107,483
	Harley-Davidson, Inc.
		Common Stock	                         47           	3             	2,778,834*        	577,462        	386,193        	191,269
	Society Employee Benefits
		Special Value	                         9            1              3,336,605*        	136,555        	133,748           2,807


There were no Category (ii) or (iv) reportable transactions during 1993.

* Includes a single reportable transaction [i.e., Category (i)] greater than 5 percent of plan assets.

**  Based on historical cost



                                                                    Exhibit 24


             CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35311) pertaining to the Holiday Rambler Corporation Employees' Retirement Plan (the Plan) of our report dated May 20, 1994, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                          ERNST & YOUNG

Milwaukee, Wisconsin
June 24, 1994